SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Biocryst Pharmaceuticals, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	62-1413174 (IRS Employer Identification No.)

2190 Parkway Lake Drive; Birmingham, Alabama (Address of Principal Executive Offices)	35244 (Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), please check the following box. [_]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), please check the following box. [_]

Securities Act registration statement file number to which this form relates:
                                                                                                                       (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Preferred Share Purchase Rights (Title of Class)

(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

        On June 14, 2002, the board of directors of BioCryst Pharmaceuticals, Inc. declared a dividend of one preferred share purchase right for each outstanding share of its common stock. The dividend is payable on June 24, 2002 to the stockholders of record at the close of business on that date. Each right entitles the registered holder to purchase from the Company a unit of one one-thousandth of a share of its Series B Junior Participating preferred stock (the “Series B preferred stock”), at a price of $26.00 per unit. The description and terms of the rights are set forth in a Rights Agreement, dated as of June 17, 2002 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, as rights agent.

        Until the earlier to occur of (1) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (2) the close of business on the tenth day (or such later date as may be determined by action of the Company’s board of directors prior to such time as any person becomes an acquiring person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding common stock (the earlier of such dates being called the distribution date), the rights will be evidenced by the Company’s common stock certificates. The rights agreement specifically provides that William W. Featheringill, a Director who currently beneficially owns more than 15% of the outstanding common stock, may acquire up to, but not exceeding, 19.9%, on a beneficial ownership basis, of the Company’s common stock (measured at the time he acquires common stock) without triggering the exercisability of the Rights.

        The rights agreement provides that, until the distribution date, the rights will be transferred with and only with the common stock. Until the distribution date (or earlier redemption or expiration of the rights), new common stock certificates issued after the record date, upon transfer or new issuance of common stock will contain a notation incorporating the rights agreement by reference. Until the distribution date (or earlier redemption or expiration of the rights), the surrender for transfer of any certificates of common stock will also constitute the transfer of the rights associated with the common stock represented by such certificate. As soon as practicable following the distribution date, separate certificates evidencing the rights will be mailed to holders of record of the common stock as of the close of business on the distribution date and such separate rights certificates alone will evidence the rights.

        The rights are not exercisable until the distribution date. The rights will expire at the close of business on June 24, 2012 unless that final expiration date is extended or unless the rights are earlier redeemed or exchanged by the company.

        The purchase price payable, and the number of units of Series B preferred stock or other securities or property issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series B preferred stock, (2) upon the grant to holders of the units of Series B preferred stock of certain rights or warrants to subscribe for or purchase units of Series B preferred stock at a price, or securities convertible into units of Series B preferred stock with a conversion price, less than the then current market price of the units of Series B preferred stock or (3) upon the distribution to holders of the units of Series B preferred stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series B preferred stock) or of subscription rights or warrants (other than those referred to above).

        The number of outstanding rights and the number of units of Series B preferred stock issuable upon exercise of each right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the distribution date.

1.

        Shares of Series B preferred stock purchasable upon exercise of the rights will not be redeemable. Each share of Series B preferred stock will be entitled to a dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, each share of Series B preferred stock will be entitled to a payment of 1,000 times the payment made per share of common stock. Each share of Series B preferred stock will have 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series B preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary anti-dilution provisions.

        Because of the nature of the dividend, liquidation and voting rights, the value of each unit of Series B preferred stock purchasable upon exercise of each right should approximate the value of one share of common stock.

        If, after the rights become exercisable, the company is acquired in a merger or other business combination transaction with an acquiring person or one of its affiliates, or 50% or more of its consolidated assets or earning power are sold to an acquiring person or one of its affiliates, proper provision will be made so that each holder of a right will thereafter have the right to receive, upon exercise thereof at the then current exercise price of the right, that number of shares of common stock of the acquiring company which at the time of such transaction has a market value of two times the exercise price of the right.

        If any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding shares of common stock, proper provision will be made so that each holder of a right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will have the right to receive upon exercise that number of shares of common stock or units of Series B preferred stock (or cash, other securities or property) having a market value of two times the exercise price of the right.

        At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of the outstanding common stock, the board of directors of the company may exchange the rights (other than rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per unit of Series B preferred stock equal to the purchase price divided by the then current market price per unit of Series B preferred stock on the earlier of (1) the date on which any person becomes an acquiring person and (2) the date on which a tender or exchange offer is announced which, if consummated, would result in the offeror being the beneficial owner of 15% or more of the shares of common stock then outstanding.

        With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments require an adjustment of at least 1% in the purchase price.  No fractional shares of Series B preferred stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series B preferred stock, which may, at the election of the company, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price per unit of Series B preferred stock on the last trading day prior to the date of exercise.

        At any time on or prior to the earlier of (1) the close of business on the tenth day after a public announcement that a person or group of affiliated or associated persons acquire beneficial ownership of 15% or more of the outstanding common stock (unless the board of directors extends the ten-day period) or (2) the close of business on the tenth day after a person commences, or announces its intention to commence, a tender offer or exchange offer that would result in the bidder's beneficial ownership of 15% or more of the shares of common stock, the board of directors of the company may redeem the rights in whole, but not in part, at a price of $0.01 per right. The redemption of the rights may be made effective at such time on such basis and with such conditions as the board of directors in its sole discretion may establish. Immediately upon any redemption of the rights, the right to exercise the rights will terminate and the only right of the holders of rights will be to receive the redemption price. The rights are also redeemable under other circumstances as specified in the rights agreement.

        The terms of the rights may be amended by the board of directors of the company without the consent of the holders of the rights except that from and after the earlier of a distribution date or such time as a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock, no amendment may adversely affect the interests of the holders of the rights.

2.

        Until a right is exercised, the holder of a right will have no rights by virtue of ownership as a stockholder of the company, including, without limitation, the right to vote or to receive dividends.

        The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the company on terms not approved by the company’s board of directors, except pursuant to an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by the board of directors since the rights may be redeemed by the company at the redemption price prior to the occurrence of a distribution date.

        The Rights Agreement, specifying the terms of the rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the rights is qualified in its entirety by reference to such exhibit.

Item 2.  Exhibits.

3.1(*)	Certificate of Designation for Series B Junior Participating Preferred Stock (included in exhibit 4.1 below).

4.1(*)

Rights Agreement, dated as of June 17, 2002, between the Company and American Stock Transfer & Trust Company, which includes the form of Certificate of Designation for the Series B Junior Participating preferred stock as Exhibit A, the form of Rights Certificate as Exhibit B and the Summary of Rights to Purchase Series B preferred stock as Exhibit C.

(*)	Previously filed as an Exhibit to the Form 8-K filed with the Securities and Exchange Commission on June 17, 2002, and incorporated herein by reference. 3.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 17, 2002	BioCryst Pharmaceuticals, Inc. By: /s/ W. Randall Pittman —————————————— Name: W. Randall Pittman Title: Chief Financial Officer, Treasurer and Secretary